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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._______)*


                      Associated Estates Realty Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Shares of Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    045604105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Morrison & Foerster LLP
                              555 West Fifth Street
                                   35th Floor
                       Los Angeles, California 90013-1024
                         Attention: Samuel H. Gruenbaum
                                 (213) 892-5200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 30, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


CUSIP No. 045604105
          --------------------------------------------------------------------

  (1)     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          MIG Residential REIT, Inc.    No. 65-0498732
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
          (See Instructions)                                        (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          (See Instructions) OO
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Maryland
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    5,139,387 shares
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0 shares
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   5,139,387 shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0 shares
                       --------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person 5,139,387 shares
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          22.7%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
          CO
          ---------------------------------------------------------------------




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                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

        (a) Title of the class of equity securities: Common Stock, no par value.

        (b) Name of Issuer: Associated Estates Realty Corporation, an Ohio corporation.

        (c) Issuer's Principal Executive Office: 5025 Swetland Court, Richmond Heights, Ohio 44143-1467.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed by MIG Residential REIT, Inc., a Maryland corporation (the "Company"). The Company is a real estate investment trust which, through eight wholly-owned subsidiaries (the "Subsidiaries"), owned eight multi-family apartment projects (the "Properties") that were sold to Associated Estates Realty Corporation, an Ohio corporation ("AERC"), on June 30, 1998 in consideration of approximately $108,500,000 in cash and common stock of AERC pursuant to purchase agreements dated January 28, 1998. Approximately $96,414,000 of the purchase price was paid in shares of AERC's no par value common stock (the "AERC Common Stock").

        The Subsidiaries consist of the following: (1) MIG Hampton Corporation, a Maryland corporation; (2) MIG Peachtree Corporation, a Maryland corporation;
(3) MIG Desert Oasis Corporation, a California Corporation; (4) MIG Fleetwood Ltd, a Texas limited partnership; (5) MIG 20th & Campbell Corporation, a Arizona corporation; (6) MIG REIT/ Annen Woods, Inc., a Florida corporation; (7) MIG REIT/ Morgan Place, Inc., a Florida corporation; and (8) MIG REIT Falls, L.C.C., a North Carolina limited liability company.

        Under the Exchange Act, each of the Subsidiaries is deemed to be controlled by the Company. The Company's principal business address and principal office address is MIG Residential REIT, Inc., 250 Australian Avenue, South, Suite 400, West Palm Beach, Florida 33401. During the past five years, the Company has not been convicted in any criminal proceeding, nor has the Company been party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The shares of AERC Common Stock covered by this Schedule 13D were issued to the Subsidiaries in partial payment of the purchase price for the Properties. Under the purchase agreements, a value of $18.76 per share (based on a trailing average of the closing prices of AERC's Common Stock on the New York Stock Exchange for a 20 day period preceding the June 30, 1998 closing), was used in arriving at the number of shares issued on account of the stock portion of the purchase price. The number of shares issued to each of the Subsidiaries was as follows:

                                                                                     VALUE OF SHARES
           SUBSIDIARY                      PROPERTY                 # OF SHARES    AT $18.76 PER SHARE

    MIG Desert Oasis          Real property located in the City       657,275          $12,330,497
    Corporation               of Palm Desert, County of
                              Riverside, State of California,
                              commonly known as Desert Oasis


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


    MIG Peachtree             Real property located in the City       490,428           $9,200,448
    Corporation               of Chesterfield, County of St.
                              Louis, State of Missouri, commonly
                              known as Peachtree

    MIG REIT/Annen Woods,     Real property located in the City       460,093           $8,631,348
    Inc.                      of Baltimore, County of Baltimore,
                              State of Maryland, commonly known
                              as Annen Woods

    MIG Hampton Corporation   Real property located in the           1,056,697         $19,823,645
                              County of Montgomery, State of
                              Maryland, commonly known as
                              Hampton Point

    MIG REIT/Morgan Place,    Real property located in the City       586,492          $11,002,597
    Inc.                      of Atlanta, County of DeKalb,
                              State of Georgia, commonly known
                              as Morgan Place

    MIG REIT Falls, L.L.C.    Real property located in the City       889,850          $16,693,595
                              of Raleigh, County of Wake, State
                              of North Carolina, commonly known
                              as Windsor Falls

    MIG 20th & Campbell       Real property located in the City       657,275          $12,330,497
    Corp.                     of Phoenix, County of Maricopa,
                              State of Arizona, commonly known
                              as 20th & Campbell Apartments

    MIG Fleetwood, Ltd.       Real property located in the City       341,277           $6,402,374
                              of Houston, County of Harris,
                              State of Texas, commonly known as
                              Fleetwood
    TOTAL                                                            5,139,387         $96,415,000

ITEM 4. PURPOSE OF TRANSACTION.

        The shares of AERC Common Stock were acquired by the Subsidiaries in partial consideration for the sale of the Properties.

        With respect to subsection (a) of this Item 4, neither the Company nor any of the Subsidiaries presently has any plans that relate to or would result in the acquisition by any person of additional securities of AERC. Presently, the Company and the Subsidiaries intend to dissolve and liquidate in the near future. In connection therewith, it is anticipated that all or substantially all of the shares of AERC Common Stock will be distributed in liquidation to the Company's Class A Stockholders in proportion to their stock ownership in the Company. The names, addresses, and identities of the Company's Class A Stockholders, and their percentage ownership of the Company's Class A shares (and hence the percentage of AERC Common Stock each will receive upon liquidation of the Company and the Subsidiaries) are as follows:


                                              PERCENTAGE OF       BENEFICIAL
                                              THE COMPANY'S      OWNERSHIP OF
                                             CLASS A SHARES    AERC COMMON STOCK
          SHAREHOLDER & ADDRESS                   OWNED
Carpenters Trust of Western Washington            7.788%             1.769%
2200 6th Avenue, Suite 300
Seattle, Washington 98121

City of Orlando Police, Firefighter and           9.110%             2.069%
General Employees Pension Board
400 South Orange Avenue, 4th Floor
Orlando, Florida 32801-3302

Colonial Gas Company                              0.962%             0.218%
40 Market Street
Lowell, Massachusetts 01853

Dillingham Construction Corporation               0.834%             0.190%
5960 Inglewood Drive
Pleasanton, California 94588-8535

Fresno County Employee's                          11.125%            2.527%
Retirement Association
2281 Tulary Street
Fresno, California 93721

LaSalle Trust                                     22.250%            5.054%
100 East Pratt Street, Suite 2000
Baltimore, Maryland 21202

Massachusetts Water Resource Authority            1.113%             0.253%
100 First Avenue
Charleston, Massachusetts 02129

McDermott International Investments Inc.          16.688%            3.790%
Norfolk House
Frederick Street
Nassau, Bahamas

Michelin North America, Inc.                      17.825%            4.048%
One Parkway South
Greenville, South Carolina 29602-9001

Oakland County Employees'                         7.855%             1.784%
Retirement System
1200 North Telegraph Road
Pontiac, Michigan 48341-0479

Worcester Retirement System                       4.450%             1.011%
455 Main Street, Suite 103
Worcester, Massachusetts 01608

TOTAL:                                             100%             22.712%


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

        The Company and the Subsidiaries presently have no plans or proposals with respect to subsections (b) through (j) of this Item 4.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER.

        (a) As of July 8, 1998, the Company beneficially owns 5,139,387 shares of AERC Common Stock, representing approximately 22.7% of the outstanding AERC Common Stock.

        (b) As of July 8, 1998, the Company has sole power to direct the vote and sole power to direct the disposition of all 5,139,387 shares of AERC Common Stock.

        (c) As of July 8, 1998, other than the acquisition of the shares covered by this Schedule 13D and the planned liquidation of the Company and the Subsidiaries, neither the Company nor any of the Subsidiaries has effected any transactions in shares of AERC Common Stock.

        (d) As of July 8, 1998, no other known person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of AERC Common Stock covered by this Schedule 13D. Assuming the dissolution and liquidation of the Company and the Subsidiaries, and the related distribution and record transfer of the shares of AERC Common Stock to the Company's Class A Stockholders, each recipient of the AERC Common Stock will have all rights with respect to dividends and sales of the shares; however, any dividends declared prior to the liquidating distribution to the Class A Stockholders and with respect to which the Company or the Subsidiaries are the record holders on the relevant record date or ex-dividend date, as the case may be, will remain the property of the Company or the Subsidiaries.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Company and the Subsidiaries with respect to any securities of AERC, other than the planned dissolution and liquidation of the Company and the Subsidiaries as described above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        1. Plan of Liquidation and Dissolution of MIG Residential REIT, Inc., adopted June 22, 1998.


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

ITEM 8. SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify on behalf of MIG Residential REIT, Inc., that the information set forth in this Statement is true, complete and correct.

           Date:      July 8, 1998

           MIG RESIDENTIAL REIT, INC.



           By:  //Larry E. Wright//
                ------------------------------
                     President


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